UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: April 20, 2007

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒      No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: April 20, 2007	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

EXTERNAL NEWS RELEASE

07-11-TC

For Immediate Release:	April 19, 2007

TECK COMINCO ANNOUNCES LEASE 14 ACQUISITION

Vancouver, BC -- Teck Cominco Limited (TSX – TCK.A; TCK.B; NYSE – TCK) announced today that it has entered into a letter of intent with UTS Energy Corporation under which Teck Cominco will acquire a 50% interest in Lease 14 for a price based on a value of $1.00 per barrel of recoverable bitumen and an assumed resource for 100% of Lease 14 of approximately 400 million barrels. The purchase price is subject to adjustment based on an independent resource estimate for Lease 14, expected to be completed in the fourth quarter, to a maximum of $250 million or a minimum of $150 million. Closing of the transaction is conditional on customary conditions including settlement of definitive documentation. Teck Cominco has had an option to acquire 50% of Lease 14 since 2005.

On closing of the transaction Teck Cominco will pay $120 million of the Lease 14 purchase price and UTS will repay approximately $80 million owing to Teck Cominco in connection with other oil sands lease acquisitions, for a net payment by Teck Cominco on closing of approximately $40 million. The balance of the Lease 14 purchase price will be paid in two equal annual installments.

Lease 14 is located in the Athabasca Oil Sands Area and comprises approximately 7,147 acres (2,858 hectares) in Township 98, Ranges 10 and 11 W4, on the west side of the Athabasca River, and across from the northern boundary of the Fort Hills Oil Sands Project. It is approximately 20 kilometres north of Syncrude’s Aurora North operations, and a similar distance north of CNRL’s Horizon Project. Lease 14 is situated between Shell Canada Limited’s Oil Sands Leases 9 and 17, which are at the southern end of the proposed Pierre River Mine. Apart from Lease 14, Teck Cominco and UTS jointly own, on a 50:50 basis, oils sands leases in the Athabasca region covering approximately 258,000 acres.

Teck Cominco President and Chief Executive Officer Don Lindsay said: “We are pleased to add to our land position in the Athabasca oil sands, and to extend our successful partnership with UTS outside of the Fort Hills project.”

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. Factors that may cause actual results to vary include, but are not limited to: government action or delays in the receipt of government approvals, changes in general economic conditions or conditions in the financial markets and other risk factors related to oil sands projects and the oils sands industry as detailed from time to time in Teck Cominco’s reports filed with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities administrators. Readers should not place undue reliance on forward looking statements.

Certain of these risks are described in more detail in the annual information form of Teck Cominco and in its public filings with the SEC and Canadian securities administrators. Teck Cominco does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

(604) 685-3005

greg.waller@teckcominco.com